



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VANPORT ACQUISITION V, CORP.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2012, AT 2:25 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

5169536 8100

120736343

You may verify this certificate online
at corp.delaware.gov/authver.shtml

SECRETARY OF STATE · 1776 · DELAWARE · 1970

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9690349

DATE: 07-05-12

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:25 PM 06/13/2012
FILED 02:25 PM 06/13/2012
SRV 120736343 - 5169536 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Vanport Acquisition V, Corp.

- **Second:** Its registered office in the State of Delaware is to be located at 1521 Concord Pike #303 Street, in the City of Wilmington County of New Castle Zip Code 19803 . The registered agent in charge thereof is A Registered Agent INC.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 100,000,000 shares (number of authorized shares) with a par value of 0.0001000000 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Gregory Wahl
  Mailing Address PO Box 60606
  Irvine, CA Zip Code 92602

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 12 day of June , A.D. 20 12 .

BY:

(Incorporator)

NAME: Gregory Wahl

(type or print)